Nopalera, Inc. a Delaware Corporation

Financial Statements

For The Year Ended December 31, 2024

(*Unaudited*)

Nopalera Inc
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
10150 Morgan Money	101,570.71
10160 Chase Business	218,587.41
10300 Shopify Clearing Account	12,838.02
Total Bank Accounts	**$ 332,996.14**
Accounts Receivable	
12000 Accounts receivable (A/R)	54,057.60
Total Accounts Receivable	**$ 54,057.60**
Other Current Assets	
14000 Inventory Asset	0.00
14100 Finished Product	216,367.95
14200 Raw Materials	148,995.97
14300 Inventory Reserve	-4,001.48
14400 Capitalized Inbound Freight	21,719.94
14500 Inventory Clearing	132,233.49
Total 14000 Inventory Asset	**$ 515,315.87**
14600 Prepaid Expenses	
14610 Prepaid Expenses - General	35,515.80
14640 Prepaid Interest Expense	1,656.82
14650 Prepaid Insurance	11,304.69
Total 14600 Prepaid Expenses	**$ 48,477.31**
Total Other Current Assets	**$ 563,793.18**
Total Current Assets	**$ 950,846.92**
Fixed Assets	
15000 Fixed Assets	74,117.28
15500 Accumulated depreciation	-20,172.98
Total Fixed Assets	**$ 53,944.30**
TOTAL ASSETS	**$ 1,004,791.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	129,823.17
Total Accounts Payable	**$ 129,823.17**
Credit Cards	
21500 AmEx (81009)	26,524.38
21700 Ramp Card	31,926.90
21800 Settle LOC	41,766.60
21900 Clearco LOC	20,027.15
Total Credit Cards	**$ 120,245.03**
Other Current Liabilities	

21000 Accrued Expense		11,432.25
22240 Kickfurther LOC		14,679.53
22400 Shopify Capital Loan		258,296.31
22450 Sellers Funding Loan		6,666.76
22460 Gregerson Loan		10,003.00
22480 Dixon Loan		20,000.00
22600 Payroll Liabilities		
22610 Benefit Liabilities		4,712.23
Total 22600 Payroll Liabilities	**$**	**4,712.23**
23000 Sales Tax Payable		26,037.57
23001 Illinois		1,370.13
23002 New York State		2,559.40
Total 23000 Sales Tax Payable	**$**	**29,967.10**
Total Other Current Liabilities	**$**	**355,757.18**
Total Current Liabilities	**$**	**605,825.38**
Total Liabilities	**$**	**605,825.38**
Equity		
31000 Sandra Velasquez Equity		83,050.14
31500 Owner's Draws		-90,733.79
Total 31000 Sandra Velasquez Equity	**-$**	**7,683.65**
32000 Nancy Gregerson Equity		74,876.55
33000 Retained Earnings		-1,827,177.58
340000 SAFE Notes		911,186.56
Series A		
32050 Series A Funding		2,677,019.61
32055 Legal Fees		-111,889.76
Total Series A	**$**	**2,565,129.85**
Net Income		-1,317,365.89
Total Equity	**$**	**398,965.84**
TOTAL LIABILITIES AND EQUITY	**$**	**1,004,791.22**

Unaudited

Nopalera Inc
Profit and Loss
January - December 2024

	Total
Income	
40000 Gross Revenue	
42000 Gross Revenue	2,150,056.80
42200 Other Wholesale Sales	0.00
Total 42000 Gross Revenue	**$ 2,150,056.80**
Total 40000 Gross Revenue	**$ 2,150,056.80**
44000 Trade Expenses	
44100 Discounts given	-184,427.83
44200 Spoilage	-905.80
44500 Early Payment Discount	-708.37
44600 Amazon Selling Fees	-40.50
45000 Returns/Refunds	-21,225.48
Total 44000 Trade Expenses	**-$ 207,307.98**
46000 Shipping Income	64,981.49
Billable Expense Income	0.00
Total Income	**$ 2,007,730.31**
Cost of Goods Sold	
50000 Cost of Goods Sold	676,723.52
51000 COGS - Inventory Items	
51200 Packaging	0.00
Total 51000 COGS - Inventory Items	**$ 0.00**
54000 Freight in - COGS	71,413.77
55000 Testing	1,250.00
55500 COGS - Other Indirect	12,550.15
Total 50000 Cost of Goods Sold	**$ 761,937.44**
59050 Inventory Shrinkage	28,947.91
Total Cost of Goods Sold	**$ 790,885.35**
Gross Profit	**$ 1,216,844.96**
Expenses	
60000 Advertising & Marketing	
60100 Amazon Advertising	50,385.49
60110 Consultants	72,595.00
60115 Influencer	64,760.00
60120 Gifts	1,445.60
60130 Marketing Supplies	11,429.44
60131 Marketing Saas	53,253.50
60150 Photography	9,284.81
60160 Printed Materials	2,609.58
60170 Public Relations	12,385.00
60180 Social Media and Online Ads	388,105.33
60195 Marketing Event	25,381.75
60200 Product Samples	129,256.16
60300 Marketing - Other	14,976.50

Total 60000 Advertising & Marketing	$	**835,868.16**
61000 General & Operating		
61100 Office Expenses		
61115 Bank Fees		5,670.66
61120 Business Patents and Licenses		65.33
61130 Continuing Education		3,462.00
61140 Contributions to Charities		1,025.80
61175 Selling Supplies and Materials		610.90
61190 Office Supplies		3,245.14
61200 Research & Development		130,328.26
61210 Shipping & Postage		6,266.95
61220 Software & Apps		76,406.22
61240 Merchant Account Fees		60,620.65
61250 Nordstrom SaaS		2,589.61
61300 Memberships & Subscriptions		1,496.50
Total 61100 Office Expenses	$	**291,788.02**
61400 Insurance		
61410 Business Insurance		22,902.34
Total 61400 Insurance	$	**22,902.34**
61600 Occupancy Expenses		
61610 Rent		33,258.45
61670 Utilities		
61671 Gas & Electric		1,195.13
61672 Phone, Internet & TV		3,447.88
Total 61670 Utilities	$	**4,643.01**
Total 61600 Occupancy Expenses	$	**37,901.46**
Total 61000 General & Operating	$	**352,591.82**
61700 Labor and Personnel		
61710 Salaries & Wages		
61711 Employee Wages		302,017.99
61713 Payroll Service Fees		4,765.94
61714 Payroll Taxes		28,331.24
Total 61710 Salaries & Wages	$	**335,115.17**
61730 Contractors		229,292.81
61733 General Consultants		26,691.55
61740 Employee benefits		
61741 Employee retirement plans		9,368.15
61742 Employee Health Insurance		36,096.95
61743 Employee Wellness Benefits		790.00
Total 61740 Employee benefits	$	**46,255.10**
Total 61700 Labor and Personnel	$	**637,354.63**
61750 Professional Fees		
61751 Accounting Fees		96,019.09
61752 Legal Fees		50,352.16
Total 61750 Professional Fees	$	**146,371.25**
61800 Travel		0.00
61180 Meals		9,523.63
61810 Airfare		10,130.46

61820 Hotels			14,583.64
61830 Local Transportation			468.50
61840 Other			28.00
61850 Parking & Tolls			384.71
61860 Reimbursement			142.76
61870 Taxis or Car Services			8,291.62
61880 Vehicle Gas			581.79
Total 61800 Travel	$		44,135.11
61900 Warehouse & Logistics			
61930 Freight Out			214,919.39
61940 Amazon FBA Fees			272.50
61950 Picking & Packing			123,756.97
61951 Shipping Supplies			12,741.86
61952 Kitting			0.00
61960 Pallets, Storage, Warehouse			22,511.32
Total 61900 Warehouse & Logistics	$		374,202.04
62000 Bad Debt			1,830.92
Total Expenses	$		2,392,353.93
Net Operating Income	-$		1,175,508.97
Other Income			
70000 Interest Earned			10,570.43
72000 Credit Card Rewards			8,712.69
Total Other Income	$		19,283.12
Other Expenses			
61160 Interest Paid			95,642.15
61170 Loan Fees			42,546.19
61230 Taxes Paid			6,099.85
62500 Penalties & settlements			5,000.00
64000 Depreciation			11,851.85
Reconciliation Discrepancies			0.00
Total Other Expenses	$		161,140.04
Net Other Income	-$		141,856.92
Net Income	-$		1,317,365.89

Unaudited

Nopalera Inc
Statement of Cash Flows
January - December 2024

		Total
OPERATING ACTIVITIES		
Net Income		-1,317,365.89
Adjustments to reconcile Net Income to Net Cash provided by operations:		
15500 Accumulated depreciation		11,851.88
12000 Accounts receivable (A/R)		-39,821.62
Inventory		151,565.04
Prepaid		-27,238.34
20000 Accounts Payable (A/P)		80,372.27
21400 Parker Card		-97,307.58
21500 AmEx (81009)		26,524.38
21700 Ramp Card		6,657.23
21800 Settle LOC		41,766.60
21900 Clearco LOC		20,027.15
21000 Accrued Expense		-7,664.23
22240 Kickfurther LOC		14,679.53
22400 Shopify Capital Loan		227,084.99
22450 Sellers Funding Loan		-86,666.58
22460 Gregerson Loan		-29,997.00
22480 Dixon Loan		-10,000.00
22610 Payroll Liabilities:Benefit Liabilities		-263.44
22620 Payroll Liabilities:Payroll Taxes Payable		803.98
23000 Sales Tax Payable		7,885.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	290,259.30
Net cash provided by operating activities	-$	1,027,106.59
INVESTING ACTIVITIES		
15000 Fixed Assets		-29,560.00
Net cash provided by investing activities	-$	29,560.00
FINANCING ACTIVITIES		
340000 SAFE Notes		911,186.56
Net cash provided by financing activities	$	911,186.56
Net cash increase for period	-$	145,480.03
Cash at beginning of period		478,476.17
Cash at end of period	$	332,996.14

Nopalera Inc
Statement of Changes in Equity
As of December 31, 2024

	Equity
Balance - December 31, 2023	$797,958
Total 31000 Sandra Velasquez Equity	($7,683.65)
Total Series A	$2,565,129.85
Net Income	($1,317,365.89)
Balance - December 31, 2024	**$ 398,965.84**

Unaudited

Nopalera, Inc.
Notes To The Financial Statements (Unaudited)
For The Year Ended December 31, 2024
(*Unaudited*)

1. ORGANIZATION AND PURPOSE

Nopalera, Inc. (hereinafter referred to as "we", "our", "us" or the "Company") was incorporated on February 3rd, 2022 as a Delaware corporation. The headquarters of the Company are located in New York, New York.

The Company produces bath and body products made with Mexican Nopal cactus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed the FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for raw materials and finished goods.

Accounts Receivables

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the year ended December 31, 2024 amounted to $835,868.16, which is included in sales and marketing expense.

3. ## DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Tim Dixon Loan

In October 2023, the Company secured a related party loan from Tim Dixon of $30,000. The loan carries an interest of 5%, but it will not accrue interest unless there is an event of default. The loan requires payments of principal and interest to begin in April 2024.

Shopify Loan

In December 2024, the Company obtained a loan of $315,000 from Shopify. The loan matures September 30, 2026. Payment is made by deducting 22% of the sales made via Shopify.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April, 2025, which is the date the financial statements were available to be issued. The Company has nothing to report.